                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2000

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)

                   17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                             Kwai Chung, Hong Kong
                             ---------------------
                             Tel No. 852-2427-6951
                             ---------------------
                   (Address of principal executive offices)

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F   x                 Form 40-F
                           -----                          -----

            [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes                          No    x
                           -----                       -----

             [If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b), 82-________.]


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DSG International Limited
                                             -----------------------------
                                                      (Registrant)
Date: April 24, 2000
      --------------                                By /s/ Peter Chang
                                                      -------------------
                                                          Peter Chang
                                                         Vice President
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                             REVIEW OF OPERATIONS
                            FOURTH QUARTER 1999 AND
                         YEAR ENDED DECEMBER 31, 1999

To our Shareholders:

We are pleased to announce our fourth quarter ended December 31, 1999 results.

Fourth Quarter ended December 31, 1999 compared to Fourth Quarter ended December 31, 1998

The Company's net sales for the three-month ended December 31, 1999 were $53.2 million compared with net sales of $56.7 million for the same period in 1998. Net income for the fourth quarter of 1999 was $1.8 million compared with $3.8 million for the same period in 1998.

The decrease in the Company's net sales by 6.1% in the fourth quarter of 1999 compared with the same period in 1998 was primarily due to the sale of private label business of the Company's operation in Switzerland. The net sales in other geographical locations in the fourth quarter of 1999 maintained the same level as the corresponding period in 1998.

Gross profit as a percentage of net sales was 33.4% in the fourth quarter of 1999 compared with 31.8% for the same period in 1998. The higher margin was attributable to the sale of unprofitable business in Switzerland. Selling, general and administrative expenses for the fourth quarter of 1999 increased to $15.9 million compared with $12.2 million in the fourth quarter of 1998, primarily due to higher expenditure on advertising and promotion activities and additional administrative expenses in the newly commenced operations in Asian region and a $1.5 million reversal of previous accrued executive compensation in 1998. The other income of $0.7 million in the fourth quarter was due to a reclassification of gain on sales of asset in Switzerland from selling, general and administrative expense.

Year ended December 31, 1999 compared to Year ended December 31, 1998

The Company's net sales for the year 1999 were $205.8 million compared with $207.9 million in 1998. Net income for the year 1999 increased significantly to $4.4 million compared with $1.6 million in 1998.

The Company's net sales in 1999 was slightly lower than last year by 1.0%. The Company's sales in North America, Australia and Asia increased in 1999 despite of the intense competition in the regions and the lost of sales due to the sale of Switzerland private label business in the first quarter of 1999. Gross profit margin in 1999 was higher than 1998 by 4.1% due to the improvement of production efficiency in all regional segments and the implementation of go local and go direct strategy in Asian operations. Selling, general and administrative expenses increased by $6.0 million to $61.3 million in 1999 due to the stepping up of advertising and promotion activities in Asian and Australian regions and a reduction of $2.0 million in executive compensation in 1998. The gain on disposals of property, plant and equipment of $1.0 million in 1999 was mainly due to the sales of property and equipment in Singapore and Switzerland operations. The Company's other income in 1999 included gain on sale of assets in Switzerland operation.

Brandon Wang, the Chairman of the Company, said: "1999 was a challenging year for DSG since a series of strategic plans were implemented in American, Asian and European regions. The gross profit margin, operating income were greatly improved and the results were proved successful and encouraging. In the adult incontinence area, the Company continues to record a double digit growth of the business in 1999. In year 2000, we are aiming to increase the Company's profitability and shareholder value through product feature improvement and assimiliation of information technology to enhance the Company future earning potential in the information technology era."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", "Cosifits(R)", "Baby Love(R)", "Babyjoy (R)", "Togs(R)", "Cares(R)", "Vlesi(R)", "Dispo 123(TM)", "Certainty(R)", "Handy(TM)" and "Merit(R)".

March 27, 2000
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STATEMENTS OF OPERATIONS
AND BALANCE SHEET DATA

The Statements of Operations for the three-month period and year ending December 31, 1999 and 1998, and the Balance Sheet information as of December 31, 1999, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

                                             Three months ended              Year ended
                                                December 31,                 December 31,
                                              1999         1998           1999          1998
Net sales                                    $53,237     $56,724         $205,842       $207,925
                                             =======     =======         ========       ========
Gross profit                                  17,761      18,035           67,722         59,928

Gain on disposals of property,
   plant and equipment                           102          42            1,034             42

Selling, general &
   administrative expenses                   (15,871)    (12,226)         (61,321)       (55,318)

Restructuring costs                                -        (897)               -           (897)
                                            --------    --------        ---------      ---------
Operating income                               1,922       4,954            7,435          3,755

Interest expense                                (470)       (721)          (2,208)        (2,511)
Exchange loss                                   (307)       (309)            (997)          (311)
Other income                                     757          72            1,314            945
                                           ---------    --------        ---------      ---------
Income before
    income taxes                               1,970       3,996            5,544          1,878
Provision for income taxes                      (397)        519             (987)          (253)
Minority interest                                243        (679)            (122)            (3)
                                           ---------    --------        ---------      ---------
Net income                                   $ 1,816     $ 3,836         $  4,435       $  1,622
                                            ========    ========        =========      =========
Earnings per share                           $  0.27     $  0.57         $   0.66       $   0.24
                                            ========    ========        =========      =========
Weighted average number
  of shares outstanding                        6,675       6,675            6,675          6,675
                                            ========     =======        =========      =========

                      STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

                                         Three months ended         Year ended
                                            December 31,            December 31,
                                         1999         1998         1999     1998
Net income                               $ 1,816     $ 3,836       $ 4,435   $ 1,622

Other comprehensive income
  before tax
  Foreign currency translation
    adjustments                            1,040       2,478           665     1,613
                                         -------     -------       -------    ------
Comprehensive income                     $ 2,856     $ 6,314       $ 5,100     3,235
                                         =======     =======       =======    ======

The Company adopted the statement of Financial Accounting Standards ("SFAS") No. 130 Reporting Comprehensive Income, issued by the Financial Accounting Standards Board. SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The inclusion represents all changes in equity except those resulting from investments by, and distributions to owners.

BALANCE SHEET DATA
(Dollars in thousands, unaudited)

                           December 31,     December 31,
                                   1999            1998

Working capital               $  35,999       $  30,091
Total assets                    121,847         133,909
Long-term debt                   11,893          20,957
Shareholders' equity             70,302          68,013

At December 31, 1999 the Company had cash and cash equivalents of $14.4 million.